June 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ms. Tatanisha Meadows
Ms. Angela Lumley
Ms. Jennie Beysolow
Ms. Erin Jaskot

Re:	GEN Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333-272253

Acceleration Request
Requested Date:	June 27, 2023
Requested Time:	4:00 PM, Eastern Time

Dear Ms. Beysolow and Ms. Jaskot:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, acting as the representative of the several underwriters, hereby joins GEN Restaurant Group, Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-272253) (as amended, the “Registration Statement”) to become effective on June 27, 2023, at 4:00 PM, Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 650 copies of the Company’s preliminary prospectus dated June 14, 2023, as supplemented by the free writing prospectus dated June 26, 2023, through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, ROTH CAPITAL PARTNERS, LLC

As the representative of the several underwriters listed in Schedule I to the Underwriting Agreement

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: President & Head of Investment Banking

cc:

GEN Restaurant Group, Inc.

David Kim, Co-Chief Executive Officer

Jae Chang, Co-Chief Executive Officer

Thomas V. Croal, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.

Amanda P. McFall, Esq.

Gibson Dunn & Crutcher LLP

Michael Flynn, Esq.

Peter Wardle, Esq.

Signature Page to Underwriter Acceleration Request